ACKNOWLEDGEMENT OF CONVERSION OF INDEBTEDNESS

The undersigned Biofield Corp. (the “Company”), The MacKay Group, Inc. and/or its nominees, delegees, or assignees (collectively “Creditor”) and James MacKay (“Creditor’s Designee”) hereby acknowledge and agree, as of this 17th day of January, 2008, as follows:

1.

Pursuant to a certain Assignment dated as of March 30, 2006, Dr. David M. Long, Jr. (individually, as trustee of certain trusts, and as the authorized representative of certain other family-related entities) and certain related individuals and entities (collectively, the “Assignors”) collectively assigned, transferred and set over unto Creditor, on and as of that date, indebtedness (and all associated rights thereto) owed by the Company to the Assignors in the aggregate amount of $2,000,000 (the “Indebtedness”), together with any right of the Assignors to convert the Indebtedness into shares of capital stock of the Company.

2.

Following the Assignment, on or about April 3, 2006 Creditor duly demanded that an amount of the Indebtedness equal to $1,729,727.50 be converted into shares of capital stock of the Company (the “Conversion”).

3.

On January 16, 2008, the Board of Directors of the Company approved resolutions to, among other things: (i) ratify and re-confirm the conversion price of the capital stock issuable upon conversion of the Indebtedness as $0.05/share in the case of the Company’s common stock, and as $0.10/share in the case of the Company’s preferred stock; and (ii) issue 9,994,550 shares of common stock and 12,300,000 shares of Voting Preferred Stock of the Company to the Creditor upon the Conversion, based upon the aforementioned conversion prices.

4.

Creditor desired that the aforementioned shares of common stock and Voting Preferred Stock be issued to and in the name of Creditor’s Designee.  The underlying stock acquisition agreement, including debt conversion provisions, and assignment explicitly provided that the aforementioned shares were to be issued to and in the name of the Creditor and/or its assignees, delegees, and nominees.

5.

The Conversion hereby occurs as of the date hereof (although the date of The MacKay Group’s demand for and thus entitlement to conversion was on April 3, 2006), and the 9,994,550 shares of common stock and 12,300,000 shares of Voting Preferred Stock issuable upon the Conversion are deemed to be issued to Creditor’s Designee as of the date hereof.

6.

The balance of the Indebtedness that is not subject to the Conversion (i.e., $270,272.50) continues to be retained by the Creditor which may elect, among other things, to convert it into capital stock of the Company at a later time.

IN WITNESS WHEREOF the parties have executed this ACKNOWLEDGEMENT OF CONVERSION OF INDEBTEDNESS as of the date first written above.

BIOFIELD CORP. By: _/s/ Michael J. Antonoplos Name: Michael J. Antonoplos Title: Chief Executive Officer	THE MACKAY GROUP, INC. By: _/s/ James MacKay__________ Name: James MacKay Title: Chairman
__/s/ James MacKay_____________________ JAMES MACKAY